

Orange Wolf Content LLC
12117 ½ Washington Place
Los Angeles, CA, 90066
ph 1-201-214-6184

OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,100
Maximum Amount	6,000	$300,000	$273,000

THE COMPANY

1.　　Name of issuer:　　ORANGE WOLF CONTENT L.L.C

ELIGIBILITY

2.　　☑　　Check this box to certify that all of the following statements are true for the issuer:

- ☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- ☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- ☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- ☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- ☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- ☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.　　Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No
Explain: _____



Orange Wolf Content LLC
12117 ½ Washington Place
Los Angeles, CA, 90066
ph 1-201-214-6184

OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,100
Maximum Amount	6,000	$300,000	$273,000

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

N/A - Company is an LLC, there is no board.

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Vyacheslav I Anishchenko

Title:	Creative director / Member	Dates of Service:	2016- present
Responsibilities:	Executive producing, creative supervision, day to day business operations, writing and content development		

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: None.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Mirada L.L.C
Employer's principal business: Commercial vendor for advertising agencies.
Title: Previs Artist   Dates of Service: March 2018
Responsibilities: Visualization of Commercials

Employer: Logan and Sons
Employer's principal business: Commercial vendor for advertising agencies.
Title: Previs Artist   Dates of Service: May 2018
Responsibilities: Visualization of Commercials

Employer: The Third Floor INC.
Employer's principal business: Previsualization vendor for Feature film companies.
Title: Previs Artist   Dates of Service: Jan 2018
Responsibilities: Visualization of Films

Name: John A Kasprzak

Title:	Creative director / Member	Dates of Service:	2016- present
Responsibilities:	Executive producing, creative supervision, writing, content development		

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: None.


OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,100
Maximum Amount	6,000	$300,000	$273,000

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: DreamWorks INC
Employer's principal business: Film & TV Content Development
Title: Animation Director/Director   Dates of Service: 2016-present
Responsibilities: Supervision of Animation and Story

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Vyacheslav I Anishchenko		50%
John A Kasprzak		50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

The issuer intends to develop, distribute and market a suite of Pirate's ArrBCs apps, which include ABCs, Mathematics, Science, Geography, Dance, Art and Music. We plan on releasing two (2) apps every year and finish the suite at the end of year three (3).

Our marketing branch is intended to get subscribers and views on the Youtube platform with direct links and advertising to our latest products. And our merchandise branch intends to start developing and advertising our latest merchandise during year two (2).

Our goal is to generate sufficient revenue by year three (3) for us to focus on other mediums for our IP.

We have a 3-year plan for our business and growth strategy, outlined below. These steps are subject to change, as we may have to adapt to any unexpected situations that may arise.

Year 1 (2019)

1. Successful raise of $150K, or $300K maximum.

2. Development and Release of 1st wave of apps on the Apple, Google and Amazon app markets:

    1. Pirate's ArrBCs - an app for kids ages 4-6.
    2. Pirate's ArrBCs: Math Island - an app for kids ages 5-7.

3. Upgrade to a more streamlined pipeline for the development of the future waves of apps with our Indian developer Triodoxic Studios.


OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,100
Maximum Amount	6,000	$300,000	$273,000

4. Successful round 2 ($150K) of investments to fund the production Pirate's ArrBCs: Math Island, if a $300K raise has not been met.

5. R&D of a Youtube episodic series "Pirate's ArrBCs Dreams" and its direct impact on product and merchandise sales. R&D of cutting down production costs via motion capture and outsourcing of development.

6. Create the business entity "Pirate's ArrBCs L.L.C." with the state of CA.

7. Transfer ownership and copyright from Orange Wolf Content L.L.C to "Pirate's ArrBCs

    1. Transfer all of the contracts from Orange Wolf Content to Pirate's ArrBCs L.L.C.

8. Buy hosting for piratesarrbcs.com and adjust the website for it to be market-ready. Start the R&D of possible merchandise platforms.

Year 2 (2020)

1. Development and Release of 2nd wave of apps on the Apple, Google and Amazon markets:

    1. Pirate's ArrBCs: Dancing Pirate - an app for kids ages 5-7
    2. Pirate's ArrBCs: Science Cove - an app for kids ages 6-8.

2. Find and hire a full-time business person to:

    1. Manage and streamline online orders of toys and merchandise.
    2. Come up with and manage a plan to establish higher profit margins on toys and merchandise.
    3. Come up with and start implementing a plan of general expansion for the franchise.
    4. Develop partnerships with the brands to further fuel sales off of Youtube shorts.
    5. Generate potential sponsorships with our brand.

3. Release Season 1 of Youtube Shorts "Pirate's ArrBCs: DREAMS" to directly impact the sales of Toys, Apps, Merchandise and:

    1. Expand our audience and acquire subscribers.
    2. Showcase and further establish our brand of learning and fun.
    3. Further ADVERTISE our Merchandise and the app suite.
    4. Directly ANNOUNCE and ADVERTISE the release of the newly released Apps.

Year 3 (2021)

1. Development and Release of 3rd wave of apps on the Apple, Google and Amazon markets:

    1. Pirate's ArrBCs: Planet Earth - an app for Kids ages 6-8.
    2. Pirate's ArrBCs: Artsy Pirate - an app for Kids ages 5-7.
    3. Pirate's ArrBCs: Music Maker - an app for Kids ages 7-8.

2. Release season 2 of Youtube shorts "Pirate's ArrBCs Dreams" consisting of 6 episodes.

3. Complete payoff of investor debt for Rounds 1 and 2.


OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,100
Maximum Amount	6,000	$300,000	$273,000

4. Switch to a subscription-based revenue model after the completion of the app suite.

8. Risk Factors

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

1. **This is a brand-new company.**

   Orange Wolf Content L.L.C. was formed in 2016, we do not have any existing revenues, though our operations costs are minimal. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality and experience of the team, and the direction of the Pirate's ArrBCs business and marketing plans.

2. **Our market is saturated with products.**

   While both the Entertainment and the Education market for kids is rapidly growing, there are a lot of products out there that we will be competing with. However due to the nature of those markets, no product has a monopoly and multiple companies/products can be successful. We've ensured the highest quality in design, story-telling, animation, business and marketing strategies to succeed.

3. **We depend on a small management, marketing and executive producer team.**

   The Business operations rely on two key executives Slavik IA and Jack Kasprzak. During Year 1 of the Business Operations, only Slavik IA will be supervising and executive producing each project on a full time basis, while Jack Kasrpzak will be on each project part time and as needed during specific phases of app development. In the beginning of the Year 2 of business operations Jack Kasprzak will be on each project full time. This does not hinder our progress, due to how the tasks are distributed and the relatively straightforward plan of year 1 business operations.

4. **Our app development company is in India.**

   Triodoxic Studios is our Indian development company. While, we are already have a working relationship with them and identified their strengths and weaknesses, having a non-US company adds



OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,100
Maximum Amount	6,000	$300,000	$273,000

a layer of complexity to operations. However, due to our experience with working with Indian and international teams and artists, this risk is minimalized and justified.

5. **It is difficult for us to accurately predict our earnings potential.**

Because there are a lot of variables that control the success of each product in our market, it is difficult to estimate our maximum potential. However we have identified and explored the variables and came up with a business and marketing plan that best ensures our success.

• **Crowdfunding for early stage companies is relatively new.** Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

• **This is a brand-new company.** Orange Wolf Content L.L.C. was formed in 2016, we do not have any existing revenues, though our operations costs are minimal. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality and experience of the team, and the direction of the Pirate's ArrBCs business and marketing plans.

• **Limited operational experience.** Orange Wolf Content L.L.C. has limited operational experience and is reliant on the business and day to day experience of the two founders to make sure the app development process is smooth and robust. However with anything new, there are mistakes and errors that we will have to overcome to make sure we meet our delivery deadlines.

• **Saturated market with a lot of content and competitors.** Our market is saturated with products. While both the Entertainment and the Education market for kids is rapidly growing, there are a lot of products out there that we will be competing with.
However due to the nature of those markets, no product has a monopoly and multiple companies/products can be successful. We've ensured the highest quality in design, story-telling, animation, business and marketing strategies to succeed.

• **We depend on a small management, marketing and executive producer team.** The Business operations rely on two key executives Slavik IA and Jack Kasprzak. During Year 1 of the Business Operations, only Slavik IA will be supervising and executive producing each project on a full time basis, while Jack Kasrpzak will be on each project part time and as needed during specific phases of app development. In the beginning of the Year 2 of business operations Jack Kasprzak will be on each project full time. This does not hinder our progress, due to how the tasks are distributed and the relatively straightforward plan of year 1 business operations.

• **Indian development company will pose a challenge.** Triodoxic Studios is our Indian development company, which will be responsible for not only the development of the app, but for updates necessary to keep it functioning. If our working relationship fails with them for whatever reason, we will have to find a company in India as good if not better than them - this might pose a challenge time-wise and monetarily. While, we are already have a working relationship with them and identified their strengths and weaknesses, having a non-US company adds a layer of complexity to operations. However, due to our experience with working with Indian and international teams and artists, this risk is minimalized and justified.

• **It is difficult for us to accurately predict our earnings potential.** Because there are a lot of



OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,100
Maximum Amount	6,000	$300,000	$273,000

variables that control the success of each product in our market, it is difficult to estimate our maximum potential. However we have identified and explored the variables and came up with a business and marketing plan that best ensures our success.

• **Unexpected growth might pose a challenge.** If there is a need of rapid growth and development of the company to meet our market needs, we will have to rapidly expand our team - a process which is always difficult with severe time constraints. Currently out models are based on a controlled growth curve, where we are able to add key individuals at a rate that is comfortable for us.

• **Lack of experience with merchandising.** Orange Wolf Content L.L.C. has very little business experience with merchandise, toys, board games...etc. Since merchandise and other various products are a large part of our revenue model, we will have to find key personnel to oversee and manage that aspect of our revenue model.

• **Staying relevant will be a constant challenge.** Keeping our products relevant and fresh every year will be a big challenge, as different technologies and mediums will start impacting the way the children consume education and entertainment content. Example of this would be VR and AR technologies, which at the moment are not very relevant for our target demographic, but in the future very well might be. These new and advancing technologies require separate teams with specific skills and knowledge of those mediums.

• **Our content has a possibility of having longer development cycles than expected.**
Our content and marketing strategies revolve around the simplicity of the production cycles and time frames. If more complex production cycles will need to be implemented, we will have to redefine our company structure in terms of complexity and number of personnel.

• **The company might need to raise additional money in the future.** Our business model relies on a certain level of revenue from the app downloads and sales. If we don't generate enough profits from those sales, we will have to rethink our strategy and raise additional funds to keep the momentum.

• **Projections are speculative and are based upon a number of assumptions.** Any projected
financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

• **We may not effectively manage growth.** The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business,



OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,100
Maximum Amount	6,000	$300,000	$273,000

operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

• **We expect our expenses to grow as the Company grows.** Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

• **The Company may not reach its sales goals.** The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

• **If the Company incurs commercial debt, there may be risks associated with such borrowing.** If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

• **Many of our competitors have greater brand recognition and greater financial, marketing and other resources.** Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

• **There may be unanticipated obstacles to the execution of the Company's business plan.** The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

• **You can lose 100% of your investment.** Many small business startups like the Company fail.
Pirate's ArrBCs is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

• **Management has voting control of the Company.** Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

THE OFFERING



OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,100
Maximum Amount	6,000	$300,000	$273,000

9.   What is the purpose of this offering?

Working capital needs.

10.   How does the issuer intend to use the proceeds of this offering?

To develop, market and distribute the apps.

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$300,000
Less: Offering Expenses	$900	$27,000
Net Proceeds	$9,100	$273,000
Use of Net Proceeds		
(A)App development		$120,000
(B)Marketing	$9,100	$80,000
(C)General Operational Expenses		$73,000
Total Use of Net Proceeds	$9,100	$273,000

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.



Orange Wolf Content LLC
12117 ½ Washington Place
Los Angeles, CA, 90066
ph 1-201-214-6184

OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,100
Maximum Amount	6,000	$300,000	$273,000

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Security offered for sale	*SAFE+REV* (TM) *(Simple Agreement for Future Equity plus Revenue Participation)*
Discount Rate	80%
MFN Provision	No
Anti-Dilution Rights	No.
TARGET number of SAFE+REV Units(TM)	200
Maximum number of SAFE+REV Units(TM)	6,000
Purchase price per SAFE+REV Unit(TM)	$50 (Cost per Unit)
Minimum SAFE+REV Units(TM) *per investor*	5
Offering deadline	July 02, 2019
Use of proceeds	See page 31
Revenue Participation	Yes
Offering Gross Revenue Participation Percentage	20%
Total Per Unit Target Defined Return (from each Class A Revenue Share Unit)	$150
Measurement Period Start	1/01/2020
Measurement Period END	12/31/2039

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No
Explain:



OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,100
Maximum Amount	6,000	$300,000	$273,000

16.   How may the terms of the securities being offered be modified?

None.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;

(2)   to an accredited investor;

(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

The membership units are owned 50% by *Vyacheslav I Anishchenko* and 50% by *John A Kasprzak*. The membership interest has voting rights.

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

This offering will issue a SAFE+REV, equity holders identified above will have the final decision on when to convert the SAFE, if ever.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No



OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,100
Maximum Amount	6,000	$300,000	$273,000

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The security being offered does not have voting rights, whereas the shareholders in thus investors in this offering cannot expect to have an influence in the company through voting rights

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered, and their value are entirely independent of, and unrelated to the company valuation.

However, the management asses a valuation of about $1,000,000 dollars based on what they think the idea and the execution until this point of this company.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.
- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.



FP: TruCrowd

OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,100
Maximum Amount	6,000	$300,000	$273,000

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date Terms	Other Material
Orange Wolf Pictures, INC.	$ 2,000.00	3%	12/31/2040	No prepayment penalties
Group of 6 creditors	$50,000.00	5%-9%	No later than 12/31/2023	Payment as a function of percentage of revenue

25.   What other exempt offerings has the issuer conducted within the past three years?

   None.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

   (1)   any director or officer of the issuer;
   (2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   (3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   (4)   any immediate family member of any of the foregoing persons.

   If yes, for each such transaction, disclose the following:



OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,100
Maximum Amount	6,000	$300,000	$273,000

No.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Up until this point, they have been primarily self-funded and have used personal equipment and assets. Since inception the co-founders have injected personal funds into operations, according to the most recent financial review for the company, the operating expenses for the past 2 years have been $5,384 in 2018 and $1,822 in 2017. The issuer has raised $50,000 through friends and family investments over roughly the past 6 months.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:



Orange Wolf Content LLC
12117 ½ Washington Place
Los Angeles, CA, 90066
ph 1-201-214-6184

OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,100
Maximum Amount	6,000	$300,000	$273,000

Orange Wolf Content, LLC
For the Years Ended December 31, 2018 and 2017
With Independent Accountant's Review Report

Orange Wolf Content, LLC

Financial Statements

For the Years Ended December 31, 2018 and 2017

Contents

Independent Accountant's Review Report 2

Balance Sheets 4
Statements of Operations 5
Statements of Changes in Members' Equity 6
Statements of Cash Flows 7
Notes to Financial Statements 8



OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,100
Maximum Amount	6,000	$300,000	$273,000

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Orange Wolf Content, LLC.

I have reviewed the accompanying balance sheets of Orange Wolf Content, LLC., (the Company) as of December 31, 2018 and 2017, and the related statements of income, changes in members' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
March 19, 2019



OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,100
Maximum Amount	6,000	$300,000	$273,000

Orange Wolf Content, LLC

Balance Sheets

	December 31, 2018	December 31, 2017
Assets		
Current assets:		
Cash and cash equivalents	$ 45,379	$ 2,063
Loan receivable from shareholder	105	5
Total current assets	45,484	2,068
Long-term assets	-	-
Total assets	$ 45,484	$ 2,068
Liabilities and Members' Equity		
Current liabilities:		
Interest payable	60	-
Total current liabilities	60	-
Long-term obligations:		
Loan due related party *(see note 3)*	2,000	2,000
Private investments *(see note 4)*	45,000	-
Total long-term liabilities	47,000	2,000
Total liabilities	47,060	2,000
Members' equity:		
Vyacheslav I Anishchenko	(788)	34
John A Kasprzak	(788)	34
Total members' equity	(1,576)	68
Total liabilities and members' equity	$ 45,484	$ 2,068

See Independent Accountant's Review Report.



FP: TruCrowd

Orange Wolf Content LLC
12117 ½ Washington Place
Los Angeles, CA, 90066
ph 1-201-214-6184

OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,100**
Maximum Amount	**6,000**	**$300,000**	**$273,000**

Orange Wolf Content, LLC

Statements of Operations

	Year Ended December 31,	
	2018	2017
Revenue	$ -	$ -
Expenses:		
Bank charges & credit card charges	211	192
Copyrights	-	55
Legal expenses	1,500	-
Marketing	2,570	1,166
Meals and Entertainment	283	402
Office expenses	-	7
Taxes and licenses	820	-
Total operating expenses	5,384	1,822
Operating Loss	(5,384)	(1,822)
Other expenses		
Interest expense	60	-
Total other expenses	60	-
Net loss	$ (5,444)	$ (1,822)

See Independent Accountant's Review Report.



Orange Wolf Content LLC
12117 ½ Washington Place
Los Angeles, CA, 90066
ph 1-201-214-6184

OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,100**
Maximum Amount	**6,000**	**$300,000**	**$273,000**

Orange Wolf Content, LLC

Statements of Changes in Members' Equity

	John Kasprzak	Vyacheslav Anishchenko	Total Members' Equity
Balance at December 31, 2016	**$ 445**	**$ 445**	**$ 890**
Plus: Partner's contributions	500	500	1,000
Less: Net Loss	(911)	(911)	(1,822)
Balance at December 31, 2017	**$ 34**	**$ 34**	**$ 68**
Plus: Partner's contributions	1,900	1,900	3,800
Less: Net Loss	(2,722)	(2,722)	(5,444)
Balance at December 31, 2018	**$ (788)**	**$ (788)**	**$ (1,576)**

See Independent Accountant's Review Report.



FP: TruCrowd

Orange Wolf Content LLC
12117 ½ Washington Place
Los Angeles, CA, 90066
ph 1-201-214-6184

OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,100
Maximum Amount	6,000	$300,000	$273,000

Orange Wolf Content, LLC

Statements of Cash Flows

	Year Ended December 31, 2018	Year Ended December 31, 2017
Operating activities		
Net income	$ (5,444)	$ (1,822)
Increase in interest payable	60	-
Net cash used by operating activities	(5,384)	(1,822)
Investing activities		
Property and equipment	-	-
Net cash used in investing activities	-	-
Financing activities		
Private investment	45,000	-
Loan from related party	-	2,000
Proceeds from capital contribution	3,700	1,000
Net cash provided by financing activities	48,700	3,000
Net (decrease) increase in cash and cash equivalents		
Cash and cash equivalents at beginning of year	2,063	885
Cash and cash equivalents at end of year	$ 45,379	$ 2,063

See Independent Accountant's Review Report.


OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,100
Maximum Amount	6,000	$300,000	$273,000

Orange Wolf Content, LLC
Notes to Financial Statements
December 31, 2018

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Orange Wolf Content, LLC, (the Company) is a development stage California corporation. The Company is an original content creation company. It specializes in creating intellectual property for film, television, books and new media markets. The business model revolves around initial creation or text and visual documents and development to a point of licensing or a sale to a third party.

As of the date of issuance of financial statements, the company has seven intellectual properties; three feature length film concepts, two television or new media shows, one commercial concept and one new media app.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-year convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

See Independent Accountant's Review Report.


OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,100
Maximum Amount	6,000	$300,000	$273,000

Orange Wolf Content, LLC
Notes to Financial Statements (continued)
December 31, 2018

2. Income Taxes

At year-end, the Company has retained its election to be taxed as a partnership for federal and state tax purposes. Accordingly, the Company is not subject to income taxes in any jurisdiction. Each partner is responsible for the tax liability, if any, related to its proportionate share of the Partnership's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

3. Loan due to Related Party

On December 31, 2017, the Company has borrowed a $2,000 from a partner's company at an annual interest of 3%.

4. Private Investment

The company offers 3 tiers of investment opportunities for potential investors. As December 31, 2018, the company has five investors, Three tier 1, one tier 2 and one tier 3.

Tier 1: The Principal Investment of ($5,000.00) Five thousand shall be made in a single payment, directly to the Company and the funds shall remain in a separated account. Interest and gains shall begin on Day Zero*. A nine-month holding period** shall begin on the date of payment of principal investment.

Interest on Principal Investment. The Investor shall receive 5% APR, compounded monthly for three years from Day Zero. Complete repayment of Principal and interest shall be completed on or before the first day of the third year following Day Zero. The Company may, but shall not be obligated to, make any payments required pursuant hereto in advance of the due date for such payment.

Investor Entitlements: The Investor shall be entitled to (0.125%) of all sales within the first three years from Day Zero. The Investor shall be entitled to (0.1%) of all sales after the first 3 years but within the first ten years from Day Zero. The Investor is not defined as a shareholder or member.

Liquidation Preference: Should a sale or liquidation occur within the first three years from Day Zero or within the Holding Period, the full principal shall be repaid as well as a 0.25% of the sale price; no further equity or liquidation payouts shall be granted. Should a sale or liquidation occur after the first three years but within ten years from Day Zero, the full principal shall be repaid as well as a 0.1% of the sale price; no further equity or liquidation payouts shall be repaid. Should a sale or liquidation occur after the first ten years from Day Zero, The Investor shall receive no compensation of the buyout price.

See Independent Accountant's Review Report.



Orange Wolf Content LLC
12117 ½ Washington Place
Los Angeles, CA, 90066
ph 1-201-214-6184

OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,100**
Maximum Amount	**6,000**	**$300,000**	**$273,000**

Orange Wolf Content, LLC
Notes to Financial Statements (continued)
December 31, 2018

Tier 2: The Principal Investment of ($10,000.00) ten thousand shall be made in a single payment, directly to the Company and the funds shall remain in a separated account. Interest and gains shall begin on Day Zero*. A nine-month holding period** shall begin on the date of payment of principal investment.

Interest on Principal Investment. The Investor shall receive 6% APR, compounded monthly for three years from Day Zero. Complete repayment of Principal and interest shall be completed on or before the first day of the third year following Day Zero. The Company may, but shall not be obligated to, make any payments required pursuant hereto in advance of the due date for such payment.

Investor Entitlements: The Investor shall be entitled to (0.3%) of all sales within the first three years from Day Zero. The Investor shall be entitled to (0.2%) of all sales after the first three years but within the first ten years from Day Zero. The Investor is not defined as a shareholder or member.

Liquidation Preference: Should a sale or liquidation occur within the first three years from Day Zero or within the Holding Period, the full principal shall be repaid as well as a 0.5% of the sale price; no further equity or liquidation payouts shall be granted. Should a sale or liquidation occur after the first three years but within ten years from Day Zero, the full principal shall be repaid as well as a 0.2% of the sale price; no further equity or liquidation payouts shall be repaid c) Should a sale or liquidation occur after the first ten years from Day Zero, The Investor shall receive no compensation of the buyout price.

Tier 3: The Principal Investment of ($20,000.00) twenty thousand shall be made in a single payment, directly to the Company and the funds shall remain in a separated account. Interest and gains shall begin on Day Zero*. A nine-month holding period** shall begin on the date of payment of principal investment.

Interest on Principal Investment. The Investor shall receive 9% APR, compounded monthly for three years from Day Zero. Complete repayment of Principal and interest shall be completed on or before the first day of the third year following Day Zero. The Company may, but shall not be obligated to, make any payments required pursuant hereto in advance of the due date for such payment.

Investor Entitlements: The Investor shall be entitled to (0.75%) of all sales within the first three years from Day Zero. The Investor shall be entitled to (0.5%) of all sales after the first 3 years but within the first ten years from Day Zero. The Investor is not defined as a shareholder or member.

See Independent Accountant's Review Report.



Orange Wolf Content LLC
12117 ½ Washington Place
Los Angeles, CA, 90066
ph 1-201-214-6184

OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,100**
Maximum Amount	**6,000**	**$300,000**	**$273,000**

Orange Wolf Content, LLC
Notes to Financial Statements (continued)
December 31, 2018

Liquidation Preference: Should a sale or liquidation occur within the first three years from Day Zero or within the Holding Period, the full principal shall be repaid as well as a 1.25% of the sale price; no further equity or liquidation payouts shall be granted. Should a sale or liquidation occur after the first three years but within ten years from Day Zero, the full principal shall be repaid as well as a 0.5% of the sale price; no further equity or liquidation payouts shall be repaid c) Should a sale or liquidation occur after the first ten years from Day Zero, The Investor shall receive no compensation of the buyout price.

* **Day Zero:** The date further referred to as Day Zero shall be defined as the day a full investment of $150,000 has been achieved and production has officially begun. An addendum shall be issued to institute this day once enacted. The Investor agrees to this day as the start day for all future references.

** **Holding Period:** A nine month holding period shall begin on the date of payment or funds transfer. The principal investment shall remain secured during the holding period and the Company shall not use, move, misuse, reinvest, distribute or otherwise expend said funds until the first threshold amount of $150,000 (one hundred fifty thousand) has been raised or the holding period has been exhausted. The Investor may not withdraw partial or total principal during this holding period. If the holding period is exhausted before the threshold of $150,000 has been raised, The Investor has the right to withdraw the Principal and terminate this contract. No interest, gains, fees, or penalties shall be accrued during the holding period.

4. Commitments and Contingencies

As of the date of issuance of financials, March 19, 2019, the company has no other commitments or contingencies, beside mentioned in note 3.

6. Subsequent Event

As of the date of issuance of financials, the Company has an additional Tier 3 investor.

See Independent Accountant's Review Report.



OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceed
Target Offering	200	$10,000	$9,
Maximum Amount	6,000	$300,000	$273,

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:
        (A)   association with an entity regulated by such commission, authority, agency or officer?
            ☐ Yes ☑ No
        (B)   engaging in the business of securities, insurance or banking?



OFFERING STATEMENT
200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Procee*
Target Offering	**200**	**$10,000**	**$9,**
Maximum Amount	**6,000**	**$300,000**	**$273,**

☐ Yes ☑ No

(C) engaging in savings association or credit union activities?

☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

If Yes, explain:

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order



OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Procee
Target Offering	200	$10,000	$9,
Maximum Amount	6,000	$300,000	$273,

suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

    (1)   any other material information presented to investors; and
    (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

None.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: 04/30 of the following year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: **oragenwolfcontent.com**

The issuer must continue to comply with the ongoing reporting requirements until:

    (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;



OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceed
Target Offering	200	$10,000	$9,
Maximum Amount	6,000	$300,000	$273,

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days



FP: TruCrowd

Orange Wolf Content LLC
12117 ½ Washington Place
Los Angeles, CA, 90066
ph 1-201-214-6184

OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Procee*
Target Offering	**200**	**$10,000**	**$9,**
Maximum Amount	**6,000**	**$300,000**	**$273,**

Security offered for sale	**SAFE+REV (TM) (Simple Agreement for Future Equity plus Revenue Participation)**
Valuation Cap	
Discount Rate	80%
MFN Provision	No
Anti-Dilution Rights	No.
TARGET number of SAFE+REV Units(TM)	200
Maximum number of SAFE+REV Units(TM)	6,000
Purchase price per SAFE+REV Unit(TM)	$50 (Cost per Unit)
Minimum SAFE+REV Units(TM) per investor	5
Offering deadline	July 02, 2019
Use of proceeds	See page 31
Revenue Participation	Yes
Offering Gross Revenue Participation Percentage	20%
Total Per Unit Target Defined Return (from each Class A Revenue Share Unit)	$150
Measurement Period Start	1/01/2020
Measurement Period END	12/31/2039



Orange Wolf Content LLC
12117 ½ Washington Place
Los Angeles, CA, 90066
ph 1-201-214-6184

OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Procee*
Target Offering	**200**	**$10,000**	**$9,**
Maximum Amount	**6,000**	**$300,000**	**$273,**

SAFE+REV Agreement

This SAFE+REV Agreement is an agreement between ______________________ (herein referred to as "Investor") and Orange Wolf Content L.L.C (herein referred to as "Issuer/Company", "Issuer", and "Company") for the purchase of ___________ SAFE+REV Units, which SAFE+REV Units are comprised of a sum total of a:

(A) $___________ purchase amount of the equity more fully described in the attached Exhibit A,

and

(B) ___________ Class A Revenue Share Unit(s) more fully described in the attached Exhibit B.

Jurisdiction, Venue and Governing Law. Notwithstanding anything to the contrary. All rights under this SAFE+REV Agreement (including Exhibit A and Exhibit B) shall be governed by the laws of the State of ______________________, (herein referred to as the "Governing State") without regard to the conflicts of law provisions of such jurisdiction. With respect to any action or proceeding arising out of, or directly or indirectly relating to, this Agreement or transactions related to this Agreement, the parties hereto, hereby irrevocably consent and submit to the sole and exclusive jurisdiction of either: (a) the federal courts situated in the Governing State, or (b) State courts situated in the Governing State. The said parties irrevocably consent to service of process by means registered mail sent to their last known physical address.

Exhibit A and Exhibit B are attached hereto and made a part hereof. All the terms and conditions set forth in Exhibit A and Exhibit B shall remain in full force and effect, except to the extent that such terms and conditions are modified by or in conflict with the provisions of this SAFE+REV Agreement, in which case this SAFE+REV Agreement shall prevail. In the event of any conflict between Exhibit A and Exhibit B, Exhibit B will prevail.

Investor: ______________________________

Signature: ______________________________

Print Name: ______________________________

Date: ______________________________

Issuer: Orange Wolf Content L.L.C

Signature: ______________________________

Print Name: Vyacheslav I Anishchenko

Date: ______________________________



Orange Wolf Content LLC
12117 ½ Washington Place
Los Angeles, CA, 90066
ph 1-201-214-6184

OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Procee*
Target Offering	**200**	**$10,000**	**$9,**
Maximum Amount	**6,000**	**$300,000**	**$273,**

Exhibit A: Simple Agreement for Future Equity

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[________] (the "**Purchase Amount**") on or about [Date of SAFE], [Company Name], a [State of Incorporation] corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is N/A.

The "**Discount Rate**" is [*80*%.

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of SAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

FP: TruCrowd



Orange Wolf Content LLC
12117 ½ Washington Place
Los Angeles, CA, 90066
ph 1-201-214-6184

OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Procee
Target Offering	200	$10,000	$9,
Maximum Amount	6,000	$300,000	$273,

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having



OFFERING STATEMENT

the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (**1**) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other SAFEs, and (C) convertible promissory notes; **and** (**2**) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Conversion Price**" means the either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other SAFEs; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.



OFFERING STATEMENT
200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Procee
Target Offering	200	$10,000	$9,
Maximum Amount	6,000	$300,000	$273,

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other SAFEs, as appropriate) giving the Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing**, subject to customary exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**SAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**SAFE Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. ***Company Representations***

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

FP: TruCrowd



Orange Wolf Content LLC
12117 ½ Washington Place
Los Angeles, CA, 90066
ph 1-201-214-6184

OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,
Maximum Amount	6,000	$300,000	$273,

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48



OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Procee
Target Offering	**200**	**$10,000**	**$9,**
Maximum Amount	**6,000**	**$300,000**	**$273,**

hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Investor: _____

Signature: _____

Print Name: _____

Date: _____

Issuer: Orange Wolf Content L.L.C.

Signature: _____

Print Name: Vyacheslav I Anishchenko

Date: _____



OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceed
Target Offering	200	$10,000	$9,
Maximum Amount	6,000	$300,000	$273,

Exhibit B: Revenue Participation Rights Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Revenue Participation Rights Agreement (REV-SHARE)

For each Class A Revenue Share Unit purchased by the Investor, Issuer hereby agrees to pay to the Investor, one RevShare. Payments of the RevShare will be made pursuant to the RevShare Process & Terms.

This Revenue Participation Rights Agreement is herein referred to as the "Agreement."

Investor: _____ is herein referred to as the "Investor".
Issuer: Orange Wolf Content L.L.C. is herein referred to as the "Issuer".

Number of Units to Investor: Issuer hereby issues _____ Class A Revenue Share Unit(s) to Investor.

Offering Metrics:
o Total Number of Class A Revenue Share Units in the Defined Offering is _____ which is herein referred to as the "Offering Total Unit Count".
o The "Offering Gross Revenue Participation Percentage" _____
o The "Measurement Period" is that period of time commencing on _____ and ending on _____
o The "Total Per Unit Target Defined Return" is $_____

For purposes of this Agreement, "Issuer Gross Revenue" shall mean the issuer's gross revenue as reported to the IRS pursuant to its Federal Income Tax filings.

---

1. **Calculation of Each RevShare.** Each RevShare shall be calculated as follows:
   · Each RevShare = (1/ Offering Total Unit Count) x "Issuer Gross Revenue" during the Measurement Period x "Offering Gross Revenue Participation Percentage"
   · Notwithstanding the above, or anything else to the contrary, the value to the RevShare shall in no event exceed the Total Per Unit Target Defined Return.

2. **Annual Payment of RevShares.** On or before March 20 of every year, for each of the Class A Revenue Share Unit(s) purchased by Investor hereunder, Issuer will calculate for the prior fiscal year, the portion of the RevShare attributable to the Measurement Period occurring during the said prior fiscal year.

On the following March 21, or the first business day thereafter, the Issuer will disburse to Investor the said calculated RevShare(s), if any, for each of the said Class A Revenue Share Unit(s) purchased hereunder by Investor. The last such disbursement will occur upon the final payment which attains the cumulative disbursement of the Total Per Unit Target Defined Return for the said Class A Revenue Share Unit(s).



OFFERING STATEMENT
200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Procee*
Target Offering	**200**	**$10,000**	**$9,**
Maximum Amount	**6,000**	**$300,000**	**$273,**

All payments will be made in U.S. Dollars and by electronic transfer. In order to receive payments, investor must maintain an account with a U.S. financial institution capable to accepting ACH transfers.

Issuer will provide Investor IRS 1099 notices of income, to the extent applicable which notices will be provided on or before the 31st day of each January. Issuer will allocate disbursements between principle and income pursuant to applicable tax law. In order for Issuer to disburse money to investor, investor must provide Issuer with a properly completed Form w-9 (or equivalent if Issuer is a non-U.S. resident).

3. Miscellaneous

(a) **Severability.** If any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein

(b) **Communications in English.** All writings and communications issued by any of the parties to this Agreement shall be drawn up in the English language, and any communications or writings in any language other than English shall not be valid or have any legal effect with respect to this Agreement or with respect to any obligations or rights under, or related to this Agreement.

(c) **Notices:** Notices by Investor to Issuer must be made to its Registered Agent address set out above. Notices by the Issuer to Investor may be made either to the last known electronic address of the Investor or to the last known physical address of the Investor.

(d) **No Stockholder Rights.** Nothing in this Agreement shall be construed to confer on the Investor any rights as an owner of capital stock of the Issuer, including by way of example and not limitation, any right to dividends, any right to vote on the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(e) **Rules of Construction.** Headings and titles contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. In the event of any ambiguity in this Agreement, such ambiguity shall be resolved in a manner independent of which party may have drafted this Agreement or the particular language giving rise to such ambiguity and without prejudice to the party who may have drafted this Agreement or the said language.

(f) **Waiver.** Any waiver of any provision of this Agreement must be in writing, and any waiver by any party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(h) **Counterpart and Electronic Signatures.** This Agreement and any amendments thereto, may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Such writings, including any counterparts thereto, may be delivered via facsimile, electronic communications (including pdf or electronic signature), or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Investor: ______________________________

Signature: ______________________________

FP: TruCrowd



Orange Wolf Content LLC
12117 ½ Washington Place
Los Angeles, CA, 90066
ph 1-201-214-6184

OFFERING STATEMENT

200 Units of SAFE + REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Procee*
Target Offering	**200**	**$10,000**	**$9,**
Maximum Amount	**6,000**	**$300,000**	**$273,**

Print Name: ______________________________

Date: ______________________________

Issuer: Orange Wolf Content L.L.C.

Signature: ______________________________

Print Name: Vyacheslav I Anishchenko

Date: ______________________________